UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 31, 2003

MILLEA HOLDINGS, INC.
(Translation of Registrant's name into English)
______________

Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)
______________

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark whether the Registrant by furnishing
the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

Table of Documents Submitted

Item

1.	Press Release Regarding the Proposed Merger of The Tokio Marine and Fire Insurance Company, Limited and The Nichido Fire and Marine Insurance Company, Limited
2.	Press Release Regarding the Proposed Merger of The Tokio Marine Life Insurance Company, Limited and The Nichido Life Insurance Company, Limited

[English Translation]	[Item 1]
March 28, 2003 Millea Holdings, Inc. The Tokio Marine and Fire Insurance Company, Limited The Nichido Fire and Marine Insurance Company, Limited

The Merger of Tokio Marine and Nichido Fire

Millea Holdings, Inc., (“Millea Holdings”; President: Kunio Ishihara), The Tokio Marine and Fire Insurance Company, Limited (“Tokio Marine”; President: Kunio Ishihara) and The Nichido Fire and Marine Insurance Company, Limited (“Nichido Fire”; President: Tomio Higuchi) announced today the proposed merger of Tokio Marine and Nichido Fire. The companies intend for Tokio Marine and Nichido Fire to merge on October 1, 2004 and commence operations as a new property and casualty (P&C) insurance company, subject to the approval of the relevant regulatory authorities. The determination, which was approved by the board of directors of the three companies today, follows detailed study and discussion by and among the companies with regard to the reorganization of the core P&C insurance business of Millea Group.

Profile of New Company
1.	Merger date:	October 1, 2004 (tentative)
2.	Name (trade name):	Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”) Tokio Marine will be the surviving company.
3.	Chairman and President:	Chairman: Tomio Higuchi (currently President of Nichido Fire) President: Kunio Ishihara (currently President of Tokio Marine) (tentative)
4.	Address of Head Office:	2-1 Marunouchi, 1-chome, Chiyoda-ku, Tokyo (the current address of Tokio Marine’s head office)

Key Data of the New Company
1.	Net premiums written:	1.7201 trillion yen
2.	Net income:	47.3 billion yen
3.	Total assets:	9.8133 trillion yen
4.	Number of employees:	19,230
5.	Number of agents (net total):	80,788

Note: The above figures are the total of Tokio Marine and Nichido Fire as of and for the fiscal year ended March 31, 2002.

1.         Operating Environment Surrounding the Merger Decision

Following the implementation of the Financial System Reform Law in 1998, the insurance industry has undergone dramatic structural changes. The impact of the rapid introduction of deregulatory measures and the accompanying market entry of foreign insurers and companies in other business sectors has been aggravated by the continuing decline in the birth rate, the reform of the social welfare system, the current phase of prolonged low economic growth as well as other social and economic trends. The industry is thus facing a period of intense competition.

Since integrating their management in April 2002 under Millea Holdings, Tokio Marine and Nichido Fire have worked to integrate their products, back office and IT systems, and to consolidate their sales and claims investigation offices. In addition to working steadily to construct a common infrastructure, the two companies have moved towards reconstructing their business portfolio under Millea Holdings. The measures implemented as part of the reorganization of Millea Group companies include the planned merger of life insurance subsidiaries and temporary staffing service companies, the formation of Asian regional headquarters and a real estate investment advisory company.

Notwithstanding the expected growth in the third sector insurance market, the Japanese P&C insurance market is facing a difficult period. The core business areas of voluntary automobile insurance and fire insurance are experiencing decelerated market growth. This is being accompanied by intensifying competition, and increasingly diversified and sophisticated customer needs. The industry is seeing a shift to a customer-driven dynamic whereby customers select an insurance company based on their own personal values. There is a mounting need to respond promptly and fundamentally to these drastic changes in market structure.

Responding to their perception of the above environment, and as a result of further study on the restructuring of P&C insurance business, the companies determined the merger of Tokio Marine and Nichido Fire in order to combine their strengths and to reconstruct the P&C insurance businesses of the two companies.

2.    Purpose and Objective of the Merger

Since the management integration of Tokio Marine and Nichido Fire, the integration of products, back office and IT systems and other infrastructure has proceeded smoothly. These efforts laid the foundation to pursue further benefits without creating negative effects for the organization, and allowed the companies to bring forward their review of the restructuring of their P&C insurance businesses from the previously scheduled start in fiscal year 2004. Recognizing the accelerating pace of change in the operating environment, the companies decided to change the current business structure of having two P&C insurance companies under Millea Holdings. The merger of Tokio Marine and Nichido Fire to create a new company with a new business mission intends to improve Millea Group’s business strategy and to enhance the corporate value of Millea Group companies. The merged company is intended to (i) implement a growth strategy drawing on the combined strengths of Tokio Marine and Nichido Fire, (ii) generate increased efficiency through the expanded business size and (iii) enhance the synergies of the Millea Group as a whole.

The company will aim to establish itself as a new P&C insurance company that continuously offers value-added products to customers by adopting the customer’s perspective as the focal point of its business activities.  The new company will take bold measures to deal with the structural challenges facing the industry.

3.    Mission of the New Company

Tokio Marine & Nichido’s primary business mission will be to provide the highest quality products and services to its customers. As the core company of Millea Group, it will make optimal use of the resource of each group company and aim to earn the position as the “P&C insurance company of choice”. Its main objectives are as follows:

1.	Providing the highest quality products and services
	(i)	Develop products and services to increase customer satisfaction by drawing on specialist expertise;
	(ii)	Realize a highly competitive business through constant improvement in efficiency and offer quality products and services at a reasonable price;
	(iii)	Become the best partner for all customers: a caring and trustworthy partner; and
	(iv)	Create a new customer base through continuous introduction of attractive products that will generate a growth cycle.
2.	Offering a sense of security backed by a strong credit profile and financial soundness
	(i)	Strengthen and boost sales, customer base and financial base as the major P&C company in Japan and continue to improve the quality of the company’s credit profile;

	(ii)	Conduct its business fairly, with sincerity and maintain sound business practices; and
	(iii)	Provide customers with a firm sense of security by ensuring a strong credit profile and financial soundness.
3.	Implementation of group strategies including the full-scale integration of the life and P&C insurance businesses (see Appendix 1)
	(i)	Realize the synergies with the new life insurance company, “Tokio Marine & Nichido Life Insurance Co., Ltd.” (merger planned in October 2003) and promote “the full-scale integration of the life and P&C insurance businesses” under the integration strategy of the Millea Group;
	(ii)	Pro-actively utilize the post-merger management resources and the benefits of an insurance holding company with its high degree of flexibility in entering new business areas, enhance and expand Millea Group’s business domain, which will complement its life and P&C insurance businesses and thereby promote its growth as a whole;
	(iii)	By combining the expertise of each Millea Group company, provide customers with a comprehensive service regarding risks; and
	(iv)	Aim to build the optimum business portfolio by maintaining strength in the core P&C insurance business and aggressively expanding the life insurance, overseas insurance and other new businesses.
4.	Business Policy
To realize its business mission, Tokio Marine & Nichido intends to conduct its business in accordance with the following policies:
1.

Introduction of an in-house company structure (see Attachment 2)

In addition to utilizing the merits of scale derived from the merger and increasing business efficiency, an in-house company structure will be adopted to optimize the strengths and special features of each business area. The in-house company structure will be based on a division of units along the lines of Personal (regional business division; “P”), Commercial (corporate business division; “C”), and Dealer (automobile manufacturer/dealer business division; “D”).

Each in-house company will have an officer in charge with the authority and responsibility in a broad range of business activities from product development to sales as a means of constructing a uniform and coherent structure. By drawing on and continuously enhancing its high level of special expertise, each in-house company intends to respond timely and accurately to the needs of its specific market.

		Personal –“P”:	Refers to a business structure that is deeply connected with and tied into its host community with a customer base that includes local companies and individuals.

Commercial –“C”:	Refers to a business structure that responds primarily to the specific and diverse needs of customers in the corporate market.
Dealer (automobile)– “D”:	Refers to a business structure that responds primarily to the needs of automobile manufacturers and customers of the affiliated dealers.
2.

Strengthening of product and service development division

The product and services development division will be strengthened to create a structure that accurately reflects customer needs in the company’s product and services strategy. In addition, the new company will move to create a structure that can develop innovative products and services to accommodate prevailing trends in risk diversification and the accompanying changes in customer needs.

Through these measures the company aims to develop products and services that “address all aspects of life” for its individual customers. At the same time, for its corporate customers, it aims to provide appropriate business solutions through the development of  “total risk management service” that draws on sophisticated financial engineering expertise.

3.

Reform of sales network/distribution channel

To enhance the quality of services offered to customers, it is essential to ensure that all agents who deal directly with customers have high quality customer interface abilities. Under the in-house company structure, the specialist skills of sales promotion staff will be developed, at the same time changing their role from that of a salesperson to that of a solution provider. The training programs for the company’s 80,000 agents will be strengthened and enhanced to improve customer service. Support activities to agents will also be improved. By working together with agents, the company aims to construct a professional sales network nationwide.

4.

Improvement of claims investigation service

Based on a tripolar approach of “Caring and Sincerity”, “Specialist Expertise” and “Responsiveness”, the company will promote a new business model to realize a uniform premier claims investigation service.

5.	Corporate philosophy that reforms corporate practices from the perspective of the customer To realize the new business mission, all employees will contribute to the creation of a proactive workplace with their personal vision and motivation. Each employee will play a role in the creation of a new corporate ethos that regards the provision of value to the customer as a source of their own joy and pride by adopting as their fundamental mission that their role is to “provide the customer with complete security and peace of mind” with an unwavering commitment to reform and proactive approach.

In accordance with the above policy, Tokio Marine & Nichido aims to increase growth, raise productivity, increase profitability and continue further business expansion by managing its business from the perspective of the customer.

5.	Preparations for the Merger and Merger Schedule
1.	Millea Holdings, Tokio Marine and Nichido Fire will promptly set up a “Merger Committee” and commence a detailed study to realize the merger.
(i)	The Co-chairpersons of the Merger Committee are: Tokio Marine: Kunio Ishihara, President (President of Millea Holdings) Nichido Fire: Tomio Higuchi, President (Chairman of Millea Holdings)
(ii)	Sub-committees headed by directors in charge of specific business areas will be formed under the Merger Committee to consider matters in specific areas.
In addition, to facilitate the preparations for the merger, Merger Planning Department will be set up within Millea Holdings as of April 1, 2003.

2.	Merger Schedule
April 2003	Creation of the Merger Committee
Around August 2003	Completion of integration of corporate staff division (relocation to the same building)
Around December 2003	Completion of integration of sales and claims investigation offices (relocation to the same building)
May 2004	Completion of integration of major insurance products, back office and IT systems
September 2004	Completion of integration of IT systems
October 1, 2004	Tokio Marine & Nichido commences operations

For further information, please contact:
Masayuki Ito
Corporate Communications Group
Millea Holdings, Inc.
Telephone: 03-6212-3341

Hideaki Shimamoto
Corporate Communications Department
The Tokio Marine and Fire Insurance Company, Limited
Tel. 03-5223-3212

Keiji Suzuki
Public Relations Department
The Nichido Fire and Marine Insurance Company, Limited
Tel. 03-3289-3034

Appendix 3

Reference material

                Outline of the two companies

(As of / for the fiscal year ended March 31, 2002)
	Tokio Marine	Nichido Fire
Year founded	1879	1914
Head office	Chiyoda-ku, Tokyo	Chuo-ku, Tokyo
President	Kunio Ishihara	Tomio Higuchi
Net premiums written	1,349.0 billion yen	371.1 billion yen
Total assets	7,898.1 billion yen	1,915.2 billion yen
Share capital	101.9 billion yen	50.5 billion yen
Net income	39.1 billion yen	8.1 billion yen
Ordinary profit	70.2 billion yen	8.6 billion yen
Underwriting profit	29.1 billion yen	13.2 billion yen
Number of employees	12,743	6,487
Number of agents	58,741	26,810
Number of domestic branch offices*	67	52
Number of claims investigation offices*	225	142
Solvency margin ratio	1,332.6%	1,124.3%
                      * The numbers of domestic branch offices and claims investigation offices are as of February 28, 2003.

[English Translation]		[Item 2]

March 28, 2003

Millea Holdings, Inc. The Tokio Marine Life Insurance Company, Limited The Nichido Life Insurance Company, Limited

The Merger of Tokio Marine Life and Nichido Life

Millea Holdings, Inc., (“Millea Holdings”; President: Kunio Ishihara), The Tokio Marine Life Insurance Company, Limited (“Tokio Marine Life”; President: Sukeaki Ohta) and The Nichido Life Insurance Company, Limited (“Nichido Life”; President: Tetsuyuki Saijo) announced today the proposed merger of Tokio Marine Life and Nichido Life. The companies intend for Tokio Marine Life and Nichido Life to merge on October 1, 2003 and commence operations as a new life insurance company, subject to the approval of the relevant regulatory authorities.

             1.    Profile of New Company

1.	Merger date:	October 1, 2003 (tentative)
2.	Name (trade name):	Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”) Tokio Marine will be the surviving company.
3.	President:	President: Sukeaki Ohta (currently President of Tokio Marine Life) (tentative)

2. Purpose of the Merger
Since their foundation in 1996, Tokio Marine Life and Nichido Life have expanded their life insurance business mainly by “cross-selling” of products through their respective distribution networks of insurance agents. The two companies share the same characteristics in distribution channels, sales methods, products and IT systems and other infrastructure. By merging Tokio Marine Life and Nichido Life, the companies intend to work more closely with the property and casualty insurance companies of the group in managing their operations and aim to increase productivity and efficiency.

1

For further information, please contact:
Masayuki Ito
Corporate Communications Group
Millea Holdings, Inc.
Telephone: 03-6212-3341

Tatsuya Ito
The Tokio Marine Life Insurance Company, Limited
Tel. 03-5223-2111

Shinji Miyamura
The Nichido Life Insurance Company, Limited
Tel. 03-5403-1700

2

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2003	KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.) By: /s/ Tetsuya Unno General Manager of Corporate Legal and Risk Management Department